SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

On May 19, 2016, Vascular Biogenics Ltd. (“we,” or the “Company”) held the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, our shareholders voted on four proposals, which are summarized below and described in more detail in our Notice of Annual and Extraordinary General Meeting of Shareholders of Vascular Biogenics Ltd. that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on March 23, 2016.

Proposal 1: To approve the nomination of Prof. Dror Harats, Dr. Bennett M. Shapiro, Prof. Ruth Arnon, Mr. Jide Zeitlin, Mr. Jecheskiel Gonczarowski, Dr. Dan Gelvan and Dr. Ruth Alon (the Company’s incumbent directors who are not external directors) to the Board of Directors, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting will take place in relation to each Director separately).

Proposal 2: To ratify the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2016, and until the next annual general meeting of shareholders of the Company and to authorize the Board of Directors (with power of delegation to its Audit Committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

Proposal 3: To approve the grant to Prof. Dror Harats, a member of the Board of Directors and the Chief Executive Officer of the Company, of 17,589 performance share units, to vest upon and subject to the occurrence of certain milestone events which were approved by the Compensation Committee and the Board of Directors.

Proposal 4: To approve the increase of the monthly base salary of Prof. Dror Harats, a member of the Board of Directors and the Chief Executive Officer of the Company, from NIS76,000 to NIS80,000 according to the approval of the Compensation Committee and the Board of Directors.

Based on voting results at the Meeting, the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposals were approved at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: May 24, 2016	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer